Cryptyde, Inc.

200 9th Avenue North, Suite 220

Safety Harbor, Florida 34695

(866) 980-2818

May 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Sergio Chinos
Ms. Anne Parker
Ms. Mindy Hooker
Mr. Kevin Stertzel

Re:	Acceleration Request for Cryptyde, Inc.
Registration Statement on Form 10
File No. 001-41033

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, Cryptyde, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form 10 so that it may become effective at 3:00 p.m., Eastern Time, on May 16, 2022, or as soon thereafter as practicable.

We thank you for your assistance in this matter. Please direct any questions regarding this request to Rick A. Werner of Haynes and Boone, LLP at (212) 659-4974 or Bruce Newsome of Haynes and Boone, LLP at (214) 651-5119. In addition, please notify Mr. Werner or Mr. Newsome when this request for acceleration has been granted.

Sincerely,

CRYPTYDE, INC.

By:	/s/ Brian McFadden
Brian McFadden
President and Chief Executive Officer